UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BankFinancial Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

06643P 10 4

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 06643P 10 4	13G	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BankFinancial, F.S.B. Employee Stock Ownership Plan Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 1,712,637
6 Shared Voting Power 242,948
7 Sole Dispositive Power 1,955,585
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,585
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11	Percent of Class Represented by Amount in Row (9) 8.8% of 22,244,477 shares of Common Stock outstanding as of December 31, 2007.
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 06643P 10 4	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer

BankFinancial Corporation

	(b)	Address of Issuer’s Principal Executive Offices

15W060 North Frontage Road Burr Ridge, Illinois 60527

Item 2	(a)	Name of Person Filing

BankFinancial, F.S.B. Employee Stock Ownership Plan Trust Trustee: First Bankers Trust Services, Inc.

	(b)	Address of Principal Business Office

2321 Kochs Lane P.O. Box 4005 Quincy, IL 62305

	(c)	Citizenship or Place of Organization

Illinois

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

06643P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP NO. 06643P 10 4	13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,955,585.

(b) Percent of class: 8.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,712,637.

(ii) Shared power to vote or to direct the vote 242,948.

(iii) Sole power to dispose or to direct the disposition of 1,955,585.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 06643P 10 4	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008	BANKFINANCIAL, F.S.B.
EMPLOYEE STOCK
OWNERSHIP PLAN TRUST

By: First Bankers Trust Services, Inc., as Trustee

/s/ Linda J. Shultz
Name: Linda J. Shultz
Title: Trust Officer